Filed By Mayor’s Jewelers, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant To Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Mayor’s Jewelers, Inc. (No. 001-09647)

This filing relates to the proposed merger (the “Merger”) between Mayor’s Jewelers, Inc. (“Mayor’s”) and Henry Birks & Sons Inc. pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005. Mayor’s issued a press release on November 10, 2005, certain portions of which relate to the Merger. The text of the press release follows.

INSTITUTIONAL SHAREHOLDER SERVICES AND GLASS LEWIS RECOMMEND THAT MAYORS STOCKHOLDERS VOTE IN FAVOR OF MERGER WITH BIRKS

Sunrise, Florida. November 10, 2005. Mayors Jewelers, Inc. (AMEX: MYR) is pleased to announce that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co., two leading independent proxy advisory firms, have recommended that Mayors stockholders vote in favor of the merger with Henry Birks & Sons Inc. at the special and annual meeting of Mayors stockholders scheduled for November 14, 2005.

Commenting on the recommendations, Thomas A. Andruskevich, Mayors Chairman and CEO, said, “The fact that ISS and Glass Lewis have recommended that Mayors stockholders vote in favor of the Mayors/Birks merger reaffirms the board’s view, based on the recommendation of a special committee of independent directors, that the merger with Birks is in the best interest of Mayors stockholders. Mayors and its board continue to urge all stockholders to follow these recommendations and vote in favor of the merger with Birks.”

About ISS

ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.

About Glass Lewis & Co.

Glass Lewis & Co. is an analytical research and proxy advisory firm providing services to institutional investors. The recommendations of Glass Lewis are relied upon by major institutional investment firms, mutual funds, and other fiduciaries throughout the country to make informed investment and proxy voting decisions.

About Birks

Henry Birks & Sons Inc. is a leading luxury retailer, designer and manufacturer of fine jewelry, time pieces, sterling silverware and gifts. Birks was founded in 1879 and has developed a reputation for quality and service as a premier luxury brand in Canada. It has 39 stores operating under the Birks brand across Canada

About Mayors

Mayors Jewelers, Inc. is a leading retailer of fine jewelry, time pieces and gifts in Florida and Georgia. Mayors was founded in 1910 and for the past 95 years has maintained the intimacy of a family owned boutique while growing to become renowned for its fine jewelry, timepieces and giftware. Mayors currently operates 28 stores: 23 in Florida and 5 in greater Atlanta, Georgia .

Where to Find More Information

In connection with the proposed merger, Birks has filed a registration statement on Form F-4, which includes a preliminary joint proxy statement/prospectus, and other related documents with the SEC. Mayors stockholders are urged to read these documents because they contain important information. Stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, from Birks at 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4, Tel: (514) 397-2511 or from Mayors at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, Tel: (954) 846-8000.

Birks and Mayors and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Mayors stockholders in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above.